EXHIBIT 99.5

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Corporation (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated February 21, 2024 for the year ended December 31, 2023, which document makes reference to our firm and our reports dated February 21, 2024, evaluating the Registrant's oil, natural gas and natural gas liquids interests effective December 31, 2023 and the Registrant’s registration statements on Form F-10 (File No. 333-273750) and Form S-8 (File No. 333-200583) filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

Calgary, Alberta, Canada February 21, 2024	MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Brian R. Hamm
Brian R. Hamm, P.Eng.
President & CEO